SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HOST HOTELS & RESORTS, L.P.

See list of other subject companies

(Name of Subject Company (Issuer))

HOST HOTELS & RESORTS, L.P. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

3.25% Exchangeable Senior Debentures Due 2024†

(Title of Class of Securities)

44108EAT5

(CUSIP Numbers of Class of Securities)

Elizabeth A. Abdoo, Esq. Executive Vice President and General Counsel Host Hotels & Resorts, L.P. 6903 Rockledge Drive, Suite 1500 Bethesda, Maryland 20817 (240) 744-1000	with copy to: Scott C. Herlihy, Esq. Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, DC 20005 Phone: (202) 637-2200 Fax: (202) 637-2201
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

†	Including Subsidiary Guarantors of the 3.25% Exchangeable Debentures Due 2024 by the Other Subject Companies

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$325,000,000	$23,172.50

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.25% Exchangeable Senior Debentures Due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding. As of March 15, 2010, there was $325 million aggregate principal amount outstanding, resulting in an aggregate purchase price of $325 million.
**	The amount of the filing fee equals $71.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

List of Other Subject Companies1

Airport Hotels LLC,

Host of Boston, Ltd.,

Host of Houston, Ltd.,

Host of Houston 1979 LP,

HMC Retirement Properties, L.P.,

HMH Marina LLC,

HMC Atlanta LLC,

HMC Burlingame LLC,

HMC Capital Resources LP,

Host Park Ridge LLC,

HMC Suites LLC,

HMC Suites Limited Partnership,

Wellsford-Park Ridge HMC Hotel Limited Partnership,

YBG Associates LP,

HMC Chicago LLC,

HMC Desert LLC,

HMC Diversified LLC,

HMC East Side LLC,

East Side Hotel Associates, L.P.

HMC Grand LP,

HMC Hotel Development LP,

HMC Manhattan Beach LLC,

HMC Market Street LLC,

New Market Street LP,

HMC Georgia LLC,

HMC Mexpark LLC,

HMC Polanco LLC,

HMC NGL LLC,

HMC OLS I L.P.,

HMC PLP LLC,

Chesapeake Hotel Limited Partnership,

HMC Potomac LLC,

HMC Properties I LLC,

HMC SBM Two LLC,

HMC Seattle LLC,

HMC SFO LP,

Host Swiss GP LLC,

HMH General Partner Holdings LLC,

HMH Pentagon LP,

HMH Restaurants LP,

HMH Rivers LLC,

HMH Rivers, L.P.,

HMH WTC LLC,

Host La Jolla LLC,

City Center Hotel Limited Partnership,

Host Times Square LP,

Ivy Street LLC,

[1]	Each other subject company represents a direct or indirect subsidiary of the Issuer that has provided a subsidiary guarantee of the 3.25% Exchangeable Debentures due 2024.

Market Street Host LLC,

Philadelphia Airport Hotel LLC,

PM Financial LLC,

PM Financial LP,

HMC Property Leasing LLC,

HMC Host Restaurants LLC,

S.D. Hotels LLC,

Times Square GP LLC,

Durbin LLC,

HMC HT LP,

HMC OLS I LLC,

HMC OLS II L.P.,

HMC/Interstate Manhattan Beach, L.P.,

Ameliatel LP,

HMC Amelia II LLC,

Rockledge Hotel LLC,

HMC Copley LP,

HMC Headhouse Funding LLC,

Ivy Street Hopewell LLC,

HMC Diversified American Hotels, L.P.,

Potomac Hotel Limited Partnership,

HMC AP GP LLC,

HMC AP LP,

HMC AP Canada Company,

HMC Toronto Airport GP LLC,

HMC Toronto Airport LP,

HMC Toronto EC GP LLC,

HMC Toronto EC LP,

HMC Charlotte GP LLC,

HMC Charlotte LP,

HMC Charlotte (Calgary) Company,

Calgary Charlotte Partnership,

Calgary Charlotte Holdings Company,

HMC Grace (Calgary) Company,

HMC Maui LP,

HMC Kea Lani LP,

HMC Chicago Lakefront LLC,

HMC Lenox LP,

HMC O’Hare Suites Ground LP,

HMC Toronto Air Company,

HMC Toronto EC Company,

Host Realty Partnership, L.P.,

Host Houston Briar Oaks, L.P.,

Cincinnati Plaza LLC,

Host Cincinnati Hotel LLC,

Host Cincinnati II LLC,

Host Financing LLC,

Host Fourth Avenue LLC,

Host Indianapolis I LP,

Host Los Angeles LP,

Host Mission Hills II LLC,

Host Mission Hills Hotel LP,

Host Needham Hotel LP,

Host Needham II LLC,

Host Realty LLC,

Host Realty Hotel LLC,

Host Waltham II LLC,

Host Waltham Hotel LP,

HST LT LLC,

HST I LLC,

South Coast Host Hotel LP,

Starlex LP,

BRE/Swiss LP,

HHR Harbor Beach LLC,

HHR Lauderdale Beach Limited Partnership,

HMC Cambridge LP,

Host McDowell GP LLC,

HMC McDowell LP,

HMC Reston LP,

Host Atlanta Perimeter Ground LP,

Host Capitol Hill LLC,

Host Dallas Quorum Ground LP,

Host Indianapolis Hotel Member LLC,

IHP Holdings Partnership LP,

HMC Gateway LP,

HHR Singer Island Limited Partnership,

HHR Singer Island GP LLC,

Pacific Gateway, Ltd.,

Host Kierland LP,

Host Tampa GP LLC,

Host Reston GP LLC,

Host Cambridge GP LLC,

Host South Coast GP LLC,

Host SFO GP LLC,

Host Pentagon GP LLC,

Host Moscone GP LLC,

Host NY Downtown GP LLC,

Host Kea Lani GP LLC,

Host Kierland GP LLC,

Host WNY GP LLC,

Host Los Angeles GP LLC,

Host Indianapolis GP LLC,

Host Atlanta Perimeter Ground GP LLC,

Host Dallas Quorum Ground GP LLC,

Host O’Hare Suites Ground GP LLC,

Host Lenox Land GP LLC,

Host Restaurants GP LLC,

Host OP BN GP LLC,

Host Maui GP LLC,

Host GH Atlanta GP LLC,

Host Times Square GP LLC,

Host Copley GP LLC,

Host City Center GP LLC,

Airport Hotels Houston LLC,

Host Grand GP LLC,

Host Indianapolis LP

INTRODUCTORY STATEMENT

Pursuant to the terms of, and subject to the conditions set forth in, the Thirteenth Supplemental Indenture, dated as of March 16, 2004, as amended (the “Thirteenth Supplemental Indenture”) among Host Hotels & Resorts, L.P., a Delaware limited partnership, as successor to Host Marriott L.P. (the “Company”), Host Hotels & Resorts, Inc., a Maryland Corporation, as successor to Host Marriott Corporation, the subsidiary guarantors therein and The Bank of New York Mellon, as successor to The Bank of New York, as Trustee (the “Trustee”), to the Amended and Restated Indenture, dated as of August 5, 1998, as amended and supplemented (the “Indenture”), for the Company’s 3.25% Exchangeable Senior Debentures due 2024 (the “Debentures”), this Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed with the United States Securities and Exchange Commission (the “SEC”) by the Company with respect to the right of each holder (the “Holder”) of the Debentures to sell, and the obligation of the Company to purchase, the Debentures, as set forth in the Company Repurchase Notice to Holders of 3.25% Exchangeable Senior Debentures due 2024, dated March 16, 2010 (the “Company Repurchase Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Repurchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1-9.

The Company is the issuer of the Debentures and is obligated to purchase all of the Debentures if validly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Debentures are exchangeable for common stock, par value $0.01 per share, of Host Hotels & Resorts, Inc. subject to the terms, conditions and adjustments specified in the Thirteenth Supplemental Indenture, the Indenture and the Debentures. The Company maintains its principal executive office at 6903 Rockledge Drive, Suite 1500, Bethesda, Maryland, 20817 and its telephone number is (240) 744-1000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10.	Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Debentures to the Company because (i) the consideration being paid to Holders surrendering Debentures consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Company is a public reporting company that files reports electronically on EDGAR and (iv) the Put Option applies to all outstanding Debentures.

(b) Not applicable.

Item 11.	Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description of Document

(a)(1)(A)*	Company Repurchase Notice to Holders of 3.25% Exchangeable Senior Debentures due 2024, dated March 16, 2010.

(a)(1)(B)*	Form of Substitute Form W-9.

(a)(5)*	Press Release Regarding Put Option, dated March 16, 2010.

(b)	Not applicable.

(d)(1)	Amended and Restated Indenture dated as of August 5, 1998, by and among HMH Properties, Inc., as Issuer, and the Subsidiary Guarantors named therein, and Marine Midland Bank, as Trustee (incorporated by reference to Host Marriott Corporation Current Report on Form 8-K dated August 6, 1998).

(d)(2)	Thirteenth Supplemental Indenture, dated as of March 16, 2004, by and among Host Marriott, L.P., Host Marriott Corporation, the Subsidiary Guarantors named therein and The Bank of New York, as trustee, to the Amended and Restated Indenture dated August 5, 1998 relating to the 3.25% Exchangeable Senior Debentures due 2024 (incorporated by reference to Exhibit 4.17 of Host Marriott Corporation’s Report on Form 10-Q for the quarter ended March 26, 2004, filed on May 3, 2004).

(d)(3)	Registration Rights Agreement, dated as of March 16, 2004, among Host Marriott Corporation, Host Marriott, L.P. and Goldman, Sachs & Co. as representatives of the several Initial Purchasers named therein related to the 3.25% Exchangeable debentures due 2024 (incorporated by reference to Exhibit 4.10 of Host Marriott Corporation’s Registration Statement on Form S-3 (SEC File No. 333-117229) filed with the Commission on July 8, 2004).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Host Hotels & Resorts, L.P.

By:	Host Hotels & Resorts, Inc., its general partner

By:	/s/ LARRY K. HARVEY
Name:	Larry K. Harvey
Title:	Executive Vice President and Chief Financial Officer

Dated: March 16, 2010

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Company Repurchase Notice to Holders of 3.25% Exchangeable Senior Debentures due 2024, dated March 16, 2010.

(a)(1)(B)*	Form of Substitute Form W-9.

(a)(5)(B)*	Press Release Regarding Put Option, dated March 16, 2010.

(b)	Not applicable.

(d)(1)	Amended and Restated Indenture dated as of August 5, 1998, by and among HMH Properties, Inc., as Issuer, and the Subsidiary Guarantors named therein, and Marine Midland Bank, as Trustee (incorporated by reference to Host Marriott Corporation Current Report on Form 8-K dated August 6, 1998).

(d)(2)	Thirteenth Supplemental Indenture, dated as of March 16, 2004, by and among Host Marriott, L.P., Host Marriott Corporation, the Subsidiary Guarantors named therein and The Bank of New York, as trustee, to the Amended and Restated Indenture dated August 5, 1998 relating to the 3.25% Exchangeable Senior Debentures due 2024 (incorporated by reference to Exhibit 4.17 of Host Marriott Corporation’s Report on Form 10-Q for the quarter ended March 26, 2004, filed on May 3, 2004).

(d)(3)	Registration Rights Agreement, dated as of March 16, 2004, among Host Marriott Corporation, Host Marriott, L.P. and Goldman, Sachs & Co. as representatives of the several Initial Purchasers named therein related to the 3.25% Exchangeable debentures due 2024 (incorporated by reference to Exhibit 4.10 of Host Marriott Corporation’s Registration Statement on Form S-3 (SEC File No. 333-117229) filed with the Commission on July 8, 2004).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.